	EXHIBIT 12
ASHLAND GLOBAL HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

	Nine months ended
	June 30
	2017	2016
EARNINGS
Income (loss) from continuing operations	$(53)	$61
Income tax benefit	(49)	(39)
Interest expense	91	122
Interest portion of rental expense	12	12
Amortization of deferred debt expense	108	9
Distributions in excess of earnings
of unconsolidated affiliates	1	—
	$110	$165

FIXED CHARGES
Interest expense	$91	$122
Interest portion of rental expense	12	12
Amortization of deferred debt expense	108	9
Capitalized interest	1	1
	$212	$144

RATIO OF EARNINGS TO FIXED CHARGES	(A)	1.15

(A) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x.  To achieve a ratio of 1x, additional total earnings of $102 million would have been required for the nine months ended June 30, 2017.